UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

On June 20, 2024, AC Immune SA (“AC Immune”) held its Annual General Meeting of Shareholders. Part 1 includes the final results of the voting on the agenda items and Part 2 includes an operational update. The Management presentation to shareholders is attached hereto as Exhibit 99.1. Prior to the meeting, the board of directors of AC Immune withdrew agenda items 6.1, 6.2 and 6.3. The amended Articles of Association will be published on AC Immune’s website (https://ir.acimmune.com/governance) after the filing of the document with the Swiss Register of Commerce. The final results of the remaining agenda items submitted to a vote of the shareholders are as below and the detailed results will be provided in the minutes which will be published on AC Immune’s website (https://ir.acimmune.com/governance) within 15 days:

Part 1: Annual General Meeting Results

Agenda Item 1: 2023 IFRS Consolidated Financial Statements, 2023 Statutory Financial Statements and 2023 Compensation Report

Agenda Item 1.1: Approval of 2023 IFRS Consolidated Financial Statements and 2023 Statutory Financial Statements

AC Immune shareholders approved the 2023 IFRS Consolidated Financial Statements and the 2023 Statutory Financial Statements.

Agenda Item 1.2: Advisory Vote on the 2023 Compensation Report

AC Immune shareholders endorsed the 2023 Compensation Report.

Agenda Item 2: Appropriation of Losses

AC Immune shareholders approved that the net loss for the year 2023 in the amount of CHF 48,883K increases the “accumulated losses brought forward” of CHF 262,115K, resulting in a new balance of “accumulated losses brought forward” of CHF 310,998K.

Agenda Item 3: Discharge of the Board of Directors and of the Executive Committee

AC Immune shareholders approved the discharge of the members of the Board of Directors and of the Executive Committee for the financial year 2023.

Agenda Item 4: Compensation for the Members of the Board of Directors and the Executive Committee

Agenda Item 4.1: Binding vote on Maximum Aggregate Compensation for Members of the Board of Directors from the AGM 2024 to the AGM 2025

AC Immune shareholders approved the total maximum amount of compensation for the Board of Directors of CHF 883K (excluding employer social security contributions) covering the period from the AGM 2024 to the AGM 2025.

Agenda Item 4.2: Binding vote on Maximum Aggregate Compensation for Members of the Executive Committee for the financial year 2025

AC Immune shareholders approved the total maximum compensation for the members of the Executive Committee of CHF 7,605K (excluding employer social security contributions) from 1 January 2025 to 31 December 2025.

Agenda Item 5: Re-elections

Agenda Item 5.1: Re-elections of Members of the Board of Directors

AC Immune shareholders approved the re-election of Douglas Williams as member and as Chair of the Board of Directors and the re-election of Monika Bütler, Carl June, Werner Lanthaler, Andrea Pfeifer, Monica Shaw and Roy Twyman as members of the Board of Directors, each until the end of the Annual General Meeting 2025.

Agenda Item 5.2: Re-elections of Members of the Compensation, Nomination and Corporate Governance Committee

AC Immune shareholders approved the re-election of Monika Bütler, Roy Twyman and Douglas Williams as members of the Compensation, Nomination and Corporate Governance Committee, each until the end of the Annual General Meeting 2025.

Agenda Item 5.3: Re-election of the Statutory Auditors

AC Immune shareholders approved the re-election of PricewaterhouseCoopers SA, in Pully, Switzerland, as AC Immune’s statutory auditors for the financial year 2024.

Agenda Item 5.4: Re-election of the Independent Proxy

AC Immune shareholders approved the re-election of Reymond & Associés, Lausanne, as AC Immune’s independent proxy until the end of the Annual General Meeting 2025.

Agenda Item 6: Changes in the Articles of Association

Agenda Item 6.4: Other changes

AC Immune shareholders approved an amendment to the second paragraph of article 8 (Powers), article 9 (Ordinary General Meeting), article 10 (Extraordinary General Meeting), article 11 (Notice and Agenda of Shareholders’ Meeting), article 12 (Documentation), article 15 (Minutes), the second and third paragraphs of article 17 (Resolution and Elections), the second, third and fourth paragraphs of article 18 (Votes on Compensation), article 21 (Constitution), article 23 (Powers), article 26 (Meetings, Resolutions and Minutes), the first, third and fifth paragraphs of article 29 (Indemnification), article 30 (Election, Term), the second paragraph of article 32 (Principles of the Compensation of the Board of Directors), article 37 (Mandates of a Member of the Board of Directors outside the Company), article 38 (Mandates of a Member of the Executive Committee outside the Company), article 39 (Loans and Credits), article 41 (Options and Share Plans), the second paragraph of article 46 (Notices and Publications) and article 47 (Transitional Provisions concerning the Compensation of the Executive Committee) of the articles of association.

Part 2: Operational Update

The Company also provided an update that it is adjusting the timelines and communication plan for reporting data from the ongoing ABATE Phase 1b/2 trial following the recent exclusive option and license agreement related to ACI-24.060. AC Immune is currently developing the required joint practices with its partner for data sharing and communication, in accordance with the agreement and will communicate updated guidance on data reporting in Q3 2024.

The ongoing adaptive design ABATE study is a randomized, double-blind, placebo-controlled Phase 1b/2 trial (NCT05462106) assessing the safety, tolerability, immunogenicity and pharmacodynamic effects of the investigational immunotherapy in at least three dose cohorts of subjects with prodromal Alzheimer’s disease (AD) and in individuals with Down syndrome (DS) between the ages of 35 and 50. Following data safety monitoring board (DSMB) reviews, no safety concerns, including no observations of amyloid-related imaging abnormalities (ARIA-E), have been raised to date, consistent with previous results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Chief Financial Officer

Date: June 20, 2024

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual General Meeting presentation